SECURIT ... ION

11017110

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 4 2011
WASH. D.C.
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXECUTION ACCESS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

143 UNION BLVD, SUITE 250
(No. and Street)

LAKEWOOD	CO	80228
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

863 FLAT SHOALS RD SE, SUITE C-369	CONYERS	GA	30094
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela Kernell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Access, LLC, as of February 23, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Compliance Officer

Title

Notary Public

DENIS P MERROW
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 05/18/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EXECUTION ACCESS, LLC

Table of Contents

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
EXECUTION ACCESS, LLC

We have audited the statement of financial condition of Execution Access, LLC as of December 31, 2010 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Execution Access, LLC as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 17, 2011

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

EXECUTION ACCESS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash	$	243,356
Accounts receivable		23,133
Prepaid expenses		1,250
TOTAL	$	267,739

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	2,498
Due to entity under common control		50,771
TOTAL LIABILITIES		53,269
MEMBER'S EQUITY		214,470
TOTAL	$	267,739

See Independent Auditors' Report and
Notes to Financial Statements.

EXECUTION ACCESS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	$	1,038,466
OPERATING EXPENSES:		
Legal and professional fees		339,152
Salaries and wages		62,704
Licensing and regulatory		4,376
Rent		3,575
Travel		512
Dues and subscriptions		327
Postage and deliver		29
Total expenses		410,675
Net income before interest income		627,791
OTHER INCOME - interest		3,624
NET INCOME	$	631,415

See Independent Auditors' Report and
Notes to Financial Statements.

EXECUTION ACCESS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

MEMBER'S EQUITY, JANUARY 1	$	800,325
Net income		631,415
Member distribution		(1,217,270)
MEMBER'S EQUITY, DECEMBER 31	$	214,470

See Independent Auditors' Report and
Notes to Financial Statements.

EXECUTION ACCESS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING ACTIVITIES:		
Net income	$	631,415
Adjustments to reconcile net income to net cash flow provided by operating activities:		
Decrease in accounts receivable		394,716
Decrease in prepaid expenses		1,500
Decrease in accounts payable and accrued expenses		(1,321)
Decrease in due to entity under common control		(169,176)
Net cash provided by operating activities		857,134
INVESTING ACTIVITY - member distribution		(1,217,270)
NET DECREASE IN CASH		(360,136)
CASH AT BEGINNING OF YEAR		603,492
CASH AT END OF YEAR	$	243,356

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Execution Access, LLC (the Company) is a limited purpose non-trading broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on May 22, 2009. The Company was organized as a Delaware limited liability company (LLC).

The Company offers Velocity Xpress to their clients. Velocity Xpress is a directed order only routing platform service used by broker-dealers with respect to routing customer orders that identify the particular venue desired by the broker-dealer's customers for execution of each specific order.

The Company has contracted with FTEN, Inc., an entity under common control, to license proprietary Velocity Xpress directed order routing platform to the Company's customers who want to pay on a transaction-basis for using the Velocity Xpress routing platform to route the directed order transactions of the Company's broker-dealer (customer's) clients.

Pending SEC approval, pursuant to an agreement and plan of merger dated December 15, 2010, the Company and its member plan to merge with The NASDAQ OMX Group, Inc., Falcon Acquisition Sub Corp., and Shareholder Representative Services, LLC (the Securityholder Representative).

For consideration of $110,000,000 in cash, options and warrants, the Company is in agreement to merge with the aforementioned entities. Adjustments will be made to the total price based on working capital adjustments, indebtedness and other factors. This merger is pending approval by the SEC.

Basis of Presentation

The firm engages in the limited purpose of offering Velocity Xpress to the Company's broker-dealer customers.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued**

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

2. **TECHNOLOGY LICENSING FEE**

An agreement is in place between the Company and FTEN, Inc., an entity under common control. The Company will pay FTEN a monthly fee of $5,000 for each active end-client using Velocity Xpress under the auspices of the aforementioned agreement during any portion of a month. The agreement is effective through September 30, 2011.

Technology fees paid to FTEN for the year-ended December 31, 2010 is $250,000 and reflected on the statement of operations in legal and professional fees.

3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $190,087, which was $185,087 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital is 28.02%.

4. **RELATED PARTY TRANSACTIONS**

In December, 2010, the sole member received a distribution of $1,217,270, which is reflected on the statement of changes in member's equity.

The Company paid $250,000 in technology fees to a company under common control, which is reflected on the statement of operations - see also Note 2.

4. RELATED PARTY TRANSACTIONS - continued

The Company and the sole member have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company can be paid by the member or by a company under common control. Additionally, under the Agreement, the member will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net net capital as defined in Rule 15c3-1.

The Company owes the member $50,771 at December 31, 2010 and is reported on the statement of financial condition.

5. COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

6. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

EXECUTION ACCESS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 214,470
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Accounts receivable	(23,133)
Prepaid expenses	(1,250)
NET CAPITAL	$ 190,087
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	2,498
Due to entity under common control	50,771
Total aggregate indebtedness	53,269
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	185,087
Excess net capital at 1,000 percent	184,760
Percentage of aggregate indebtedness to net capital	28.02%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2010.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4) AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member and Directors
EXECUTION ACCESS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 12 and 13 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Execution Access, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Execution Access, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) Execution Access, LLC's management is responsible for the Execution Access, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. There were no adjustments reported in Form SIPC-7, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 17, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December, 20 10

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Execution Access, LLC
143 Union Blvd., 9th Floor
Lakewood, CO 80228

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-0992

2. A.	General Assessment (item 2e from page 2)		$ 2,415.72
B.	Less payment made with SIPC-6 filed (exclude interest) July 2010 Date Paid		(2,078.00)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		337.72
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 337.72	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Execution Access, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of February, 20 11.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan, 20 10
and ending Dec, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 980,688.19

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 0

2d. SIPC Net Operating Revenues — $ 980,688.19

2e. General Assessment @ .0025 — $ 2,451.72

(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL

REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

To the Member and Directors
EXECUTION ACCESS, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Execution Access, LLC (the "Company"), as of and for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

See Independent Auditors' Report and
Notes to Financial Statements.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Orvade J Bauder & Company

Atlanta, Georgia
February 17, 2011

EXECUTION ACCESS, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2010 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.